September 13, 2012

Brian Cascio
Accounting Branch Chief
Julie Sherman
Staff Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20459

Re:          OICco Acquisition I, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed July 9, 2012
File No. 001-35415

Dear Mr. Cascio,

Please find attached the Registrants response to your comment letter of August 28,  2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Please tell us why you have not filed your Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012. Please file these required Exchange Act Forms as soon as practicable.

March 31, 2012 and June 30, 2012 10Q’s filed.

Financial Statements

Notes to Consolidated Financial Statements, page F-6

2. The footnotes on page F-6 do not appear to be related to the December 31, 2011 and 2010 financial statements included in your Form 10-K. Please amend your filing to provide the correct footnotes for the years ended December 31, 2011 and 2010.

Footnotes corrected.

Very truly yours,

/s/ Joshua Sisk
Joshua Sisk, President
OICco Acquisition I, Inc.